Exhibit 4.9

Form of New Employment Agreement

INFOSYS LIMITED

EXECUTIVE EMPLOYMENT AGREEMENT

This Executive Employment Agreement (the “Agreement”) is entered into as of April 1, 2016 by and between Infosys Limited (the “Company”), and Dr. Vishal Sikka (“Executive” and together with the Company, the “Parties”).

WHEREAS, the Parties entered into an Executive Employment Agreement as of June 12, 2014 (the “Original Agreement”).

1.	Duties and Scope of Employment.
	(a)	Positions and Duties.
(i) CEO Designate Period. Was effective June 14, 2014 and through July 31, 2014 (such period, the “CEO Designate Period”), Executive served as the Company’s additional Whole-time Director and Chief Executive Officer Designate
(ii) Initial CEO and Managing Director Period. Commencing August 1, 2014 and immediately following the CEO Designate Period without a break in service, Executive served and, with the execution of this Agreement, will continue to serve as the Company’s Chief Executive Officer and Managing Director. Executive will render such business and professional services in the performance of his duties, consistent with Executive’s position within the Company, as will reasonably be assigned to him by the Company’s Board of Directors (the “Board”).
	(b)	Employment Term. The term of this Agreement shall begin on April 1, 2016 (the “Effective Date”), and terminates on March 31, 2021 or such other term as decided by the shareholders from time to time (the “Employment Term”). To the extent the effectiveness of this Agreement is conditioned on Company shareholder or regulatory approvals, the Original Agreement (as amended from time to time) shall remain in full force and effect until such approvals are received.
	(c)	Board Membership. During the Employment Term, Executive will serve as a member of the Board, subject to any required Board, shareholder and regulatory approval.
	(d)	Obligations. During the Employment Term, Executive will perform his duties faithfully and to the best of his ability and will devote his full business efforts and time to the Company. For the duration of the Employment Term, Executive agrees not to actively engage in any other employment, occupation, board position or consulting activity for any direct or indirect remuneration without the prior approval of the Board. The Executive will observe all rules and regulations under applicable law and the Articles of Association of the Company, in force, during the term of this Agreement and will discharge his powers and duties subject to the overall supervision and control of the Board. The Executive shall, at all times, keep the Board promptly and fully informed of the conduct of the business operations and all related affairs of the Company and provide such further information, written records and/or explanations as the Board may, from time to time, require, including actions undertaken pursuant to specific resolutions of the Board.
	(e)	Representations by the Executive. Executive’s employment with the Company is conditioned on the Executive’s representation that:
(i) he is not disqualified or prevented from acting as a Director and Managing Director on the Board of the Company, under applicable law including the Indian Companies Act, 2013;
(ii) the execution, delivery and performance by the Executive of this Agreement will not violate, conflict with, result in a breach of the terms, conditions or provisions of, result in the creation of any encumbrances or constitute a default (or an event that, with the giving of notice or lapse of time or both, would constitute a default) or an event creating rights of acceleration, modification, termination, cancellation or a loss of rights under any contract to which the Executive is a party including any non-compete or non-solicitation agreement or obligation, any approval, order, judgment, decree or award to which the Executive is a party or by which he is bound or any law applicable to the Executive; and
(iii) this Agreement has been duly and validly executed by the Executive and upon execution and delivery, this Agreement will constitute, legal, valid and binding obligations of the Executive, enforceable against him in accordance with its terms.
2.	At-Will Employment. The Parties agree that Executive’s employment with the Company will be “at-will” employment with the primary place of business in California, and may be terminated at any time with or without cause or notice. Executive understands and agrees that neither his job performance nor promotions, commendations, bonuses or the like from the Company give rise to or in any way serve as the basis for modification, amendment, or extension, by implication or otherwise, of his employment with the Company. However, as described in this Agreement, Executive may be entitled to severance benefits depending on the circumstances of Executive’s termination of employment with the Company. Notwithstanding the at-will nature of the Parties’ relationship, both Parties agree to provide the other with 90 days notice prior to terminating this Agreement for reasons other than Cause, Disability, death or Good Reason. The Company may, in its discretion, satisfy its notice obligation under this Section by providing Executive with the equivalent of 90 days of his (a) Base Pay, (b) an amount equal to 3 times the Liquidated Pay-out, as defined below, and (c) other compensation and benefits that Executive would have earned during the Notice Period had Executive remained employed during such Notice Period. Liquidated Pay-out shall mean the average monthly Variable Pay paid in the previous twelve months of Executive’s Employment Term.
3.	Compensation
	(a)	Base Pay. During the Employment Term, the Company will pay Executive an annual salary as compensation for his services (the “Base Pay”) as set forth by the Nomination and Remuneration Committee of the Board (or its successor committee) from time to time. The Base Pay will be paid periodically in accordance with the Company’s normal payroll practices and be subject to the usual, required withholdings.
	(b)	Variable Pay. Executive will be eligible to receive annual variable pay (“Variable Pay”) at a target level as set forth by the Nomination and Remuneration Committee of the Board (or its successor committee) from time to time, less applicable withholdings (the “Target Variable Pay”) subject to the Company’s audited achievement of certain fiscal year milestones as determined by the Board (or its committee) in its sole discretion (each, a “Milestone”). Variable Pay will be paid as soon as practicable after the Board (or its committee) determines that the Variable Pay has been earned, but in no event shall the Variable Pay be paid after the later of (i) the 15th day of the 3rd month following the close of the Company’s fiscal year in which the Variable Pay is earned or (ii) March 15 following the calendar year in which the Variable Pay is earned.
	(c)	Stock Compensation For each fiscal year during the Employment Term and subject to approval by the Board (or its committee), Executive will be eligible to receive an annual grant of restricted stock units (“RSUs”) and/or options covering either Company equity shares or American Depositary Shares (in either case, “Shares”) having a “value” on the grant date as set forth by the Nomination and Remuneration Committee of the Board (or its successor committee) from time to time (the “Annual Equity Grant”). For purposes of the previous sentence, “value” of a Share subject to an award of RSUs will be the closing trading price of the applicable Share on the applicable stock exchange on the date of grant and the value of a Share subject to an option shall be the fair value of an option share as estimated on the date of grant under a valuation model used by the Company for purposes of the Company’s financial statements. Each Annual Equity Grant shall be granted within 60 days of the start of each Company fiscal year. The vesting and other terms of each Annual Equity Grant shall be as set forth by the Nomination and Remuneration Committee of the Board (or its successor committee) from time to time. Upon expiration of this Agreement, any unvested shares which require the attainment of performance conditions to fully vest shall continue to vest according to their vesting schedule and as though all performance conditions are met at the targeted performance condition or conditions.
	(d)	Other. Executive shall be entitled to such other payments and benefits (if any) as determined by the Nomination and Remuneration Committee of the Board (or its successor committee) from time to time.
	(e)	Review and Adjustment of Compensation. Executive’s compensation, including Base Pay, Variable Pay and the Annual Equity Grant will be subject to review and adjustments by the Company in its discretion, and subject to any limits under applicable law and Executive’s right to terminate this Agreement for Good Reason. Notwithstanding anything to the contrary herein, it will be in the complete discretion of the Board (or its committee) to modify any aspect of Executive’s compensation at any time, including but not limited to performance measurements, attainment of performance milestones, performance payouts, the aggregate compensation and the allocation of compensation between equity and cash compensation. Unless otherwise determined by the Board (or its committee), the target Milestones and performance goals to be utilized hereunder with respect to Variable Pay and Annual Equity Grants shall be consistent with progress towards the Company's publicly announced goals for calendar year 2020.
	(f)	Clawback. Executive agrees that the compensation and benefits provided under this Agreement will be subject to forfeiture, cancellation, recoupment or clawback under any clawback or recoupment policy adopted by the Company and as may be in effect from time to time or as required by applicable laws, government regulations and stock exchange requirements. Executive further agrees that any incentive compensation paid or payable under this Agreement (including any Variable Pay and equity awards) will be subject to forfeiture, cancellation, recoupment or clawback in accordance with the terms of the U.S. Dodd Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and rules and regulations thereunder in the event the Company is required to restate its financial statements, regardless of whether the Company is then subject to the Dodd-Frank Act.
4.	Employee Benefits. During the Employment Term, Executive will be entitled to participate in the employee benefit plans currently and hereafter maintained by the Company of general applicability to other whole-time directors of the Company. The Company reserves the right to cancel or change the benefit plans and programs it offers to its whole-time directors at any time.
5.	Vacation. Executive will be entitled to paid vacation in accordance with the Company’s vacation policy as applicable to its whole-time directors, with the timing and duration of specific days off mutually and reasonably agreed to by the Parties hereto.
6.	Expenses. The Company will reimburse Executive for reasonable travel, entertainment or other expenses incurred by Executive in the furtherance of or in connection with the performance of Executive’s duties hereunder, in accordance with the Company’s expense reimbursement policy for whole-time directors as in effect from time to time.
7.	Severance.
	(a)	Termination for other than Cause, Death, Disability, or Executive’s Resignation for Good Reason. If during the Employment Term, i) the Company (or any parent or subsidiary or successor of the Company’) terminates Executive’s employment with the Company other than for Cause ii) the Executive’s employment ends due to his death or Disability, or iii) if Executive resigns for Good Reason, then, subject to Section 8 and applicable law, Executive will be entitled to receive:
(i) continuing payments of severance pay at a rate equal to Executive’s Base Pay rate, as then in effect, for a period of twenty-four (24) months and 24 times the Liquidated Pay-Out paid in equal installments in accordance with Company’s payroll practices over a period of 24 months. The severance will be paid, less applicable withholdings, in installments over the severance period with the first payment to commence on the 61st day following Executive’s termination of employment (and include any severance payments that otherwise would have been paid to Executive within the 60 days following Executive’s termination date), with any remaining payments paid in accordance with the Company’s normal payroll practices for the remainder of the severance period following Executive’s termination of employment (subject to any delay as may be required by Section 8(d)).
(ii) if Executive elects continuation coverage pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended (“COBRA”) within the time period prescribed pursuant to COBRA for Executive and Executive’s eligible dependents, then the Company will reimburse Executive for the COBRA premiums for such coverage (at the coverage levels in effect immediately prior to Executive’s termination) until the earlier of (A) a period of 18 months from the date of termination or (B) the date upon which Executive and/or Executive’s eligible dependents are no longer eligible for COBRA continuation coverage. The reimbursements will be made by the Company to Executive consistent with the Company’s normal expense reimbursement policy. Notwithstanding the first sentence of this Section 7(a)(i), if the Company determines in its sole discretion that it cannot provide the foregoing benefit without potentially violating, or being subject to an excise tax under, applicable law (including, without limitation, Section 2716 of the Public Health Service Act), the Company will in lieu thereof provide to Executive a taxable monthly payment, payable on the last day of a given month (except as provided by the following sentence), in an amount equal to the monthly COBRA premium that Executive would be required to pay to continue the group health coverage for Executive and/or Executive’s eligible dependents in effect on the termination of employment date (which amount will be based on the premium for the first month of COBRA coverage), which payments will be made regardless of whether Executive and/or Executive’s eligible dependents elect COBRA continuation coverage and will commence on the month following Executive’s termination of employment and will end on the earlier of (a) the date Executive becomes eligible for similar health and dental benefits pursuant to a benefit plan of a subsequent employer or (y) the date the Company has paid an amount equal to 18 payments. Any such taxable monthly payments that otherwise would have been paid to Executive within the 60 days following Executive’s termination date instead will be paid on the 61st day following Executive’s termination of employment, with any remaining payments paid as provided in the prior sentence (subject to any delay as may be required by Section 8(d)). For the avoidance of doubt, the taxable payments in lieu of COBRA reimbursements may be used for any purpose, including, but not limited to continuation coverage under COBRA, and will be subject to all applicable tax withholdings.
(iii) accelerated vesting of each of Executive’s then-outstanding equity grants (including RSUs and options). Provided however, if the equity grant has a performance requirement at the time of termination other than continued service, acceleration will be at 100% of the target number of Shares subject to the grant. Any accelerated RSU grants will be settled on the 61st day following Executive’s termination of employment (subject to any delay as may be required by Section 8(d)) and any accelerated option grants must be exercised in accordance with the terms of the agreement evidencing the grant.
	(b)	Termination for Cause or Resignation without Good Reason. If Executive’s employment with the Company (or any parent or subsidiary or successor of the Company) terminates voluntarily by Executive without Good Reason, or for Cause by the Company, then (i) all vesting will terminate immediately with respect to Executive’s outstanding RSUs, options or other equity awards and all awards will terminate in accordance with the terms thereof, (ii) all payments of compensation by the Company to Executive hereunder will terminate immediately (except as to amounts already earned), and (iii) Executive will only be eligible for severance benefits in accordance with the Company’s established policies, if any, as then in effect.
	(c)	Exclusive Remedy. In the event of a termination of Executive’s employment with the Company (or any parent or subsidiary or successor of the Company), the provisions of this Section 7 are intended to be and are exclusive and in lieu of any other rights or remedies to which Executive or the Company may otherwise be entitled, whether at law, tort or contract, in equity, or under this Agreement. Executive will be entitled to no severance or other benefits upon termination of employment with respect to acceleration of award vesting or severance pay other than those benefits expressly set forth in this Section 7.
8.	Conditions to Receipt of Severance; No Duty to Mitigate.
	(a)	Separation Agreement and Release of Claims. The receipt of any severance pursuant to Section 7(a) will be subject to Executive signing and not revoking a separation agreement and release of claims in a form agreed to by the Parties (the “Release”) and provided that such Release becomes effective and irrevocable no later than 60 days following the termination date (such deadline, the “Release Deadline”). If the Release does not become effective and irrevocable by the Release Deadline, Executive will forfeit any rights to severance or benefits under this Agreement. In no event will severance payments or benefits be paid or provided until the Release becomes effective and irrevocable.
	(b)	Nonsolicitation. The receipt of any severance benefits pursuant to Section 7(a) will be subject to Executive not violating the provisions of Sections 11 and 12. In the event Executive .breaches the provisions of Sections 11 and 12, all continuing payments and benefits to which Executive may otherwise be entitled pursuant to Section 7(a) will immediately cease.
	(c)	Noncompetition. The receipt of any severance benefits pursuant to Section 7(a) will be subject to Executive executing a non competition agreement to the extent that a non-competition agreement is enforceable under applicable laws.
	(d)	Section 409A
(i) Notwithstanding anything to the contrary in this Agreement, no severance pay or benefits to be paid or provided to Executive, if any, pursuant to this Agreement that, when considered together with any other severance payments or separation benefits, are considered deferred compensation under Code Section 409A, and the final regulations and any guidance promulgated thereunder (“Section 409A”) (together, the “Deferred Payments”) will be paid or otherwise provided until Executive has a “separation from service” within the meaning of Section 409A. Similarly, no severance payable to Executive, if any, pursuant to this Agreement that otherwise would be exempt from Section 409A pursuant to Treasury Regulation Section 1.409A-1(b)(9) will be payable until Executive has a “separation from service” within the meaning of Section 409A.
(ii) Notwithstanding anything to the contrary in this Agreement, if Executive is a “specified employee” within the meaning of Section 409A at the time of Executive’s termination (other than due to death), then the Deferred Payments that are payable within the first 6 months following Executive’s separation from service, will become payable on the first payroll date that occurs on or after the date 6 months and 1 day following the date of Executive’s separation from service. All subsequent Deferred Payments, if any, will be payable in accordance with the payment schedule applicable to each payment or benefit. Notwithstanding anything herein to the contrary, if Executive dies following Executive’s separation from service, but prior to the 6 month anniversary of the separation from service, then any payments delayed in accordance with this paragraph will be payable in a lump sum as soon as administratively practicable after the date of Executive’s death and all other Deferred Payments will be payable in accordance with the payment schedule applicable to each payment or benefit. Each payment and benefit payable under this Agreement is intended to constitute a separate payment for purposes of Section 1.409A-2(b)(2) of the Treasury Regulations.
(iii) Any amount paid under this Agreement that satisfies the requirements of the “short-term deferral” rule set forth in Section 1.409A-1(b)(4) of the Treasury Regulations will not constitute Deferred Payments for purposes of clause (i) above.
(iv) Any amount paid under this Agreement that qualifies as a payment made as a result of an involuntary separation from service pursuant to Section 1.409A-1(b)(9)(iii) of the Treasury Regulations that does not exceed the Section 409A Limit (as defined below) will not constitute Deferred Payments for purposes of clause (i) above.
(v) The foregoing provisions are intended to comply with the requirements of Section 409A so that none of the severance payments and benefits to be provided hereunder will be subject to the additional tax imposed under Section 409A, and any ambiguities herein will be interpreted to so comply. The Company and Executive agree to work together in good faith to consider amendments to this Agreement and to take such reasonable actions which are necessary, appropriate or desirable to avoid imposition of any additional tax or income recognition prior to actual payment to Executive under Section 409A.
	(e)	Confidential Information Agreement. Executive’s receipt of any payments or benefits under Section 7 will be subject to Executive continuing to comply with the terms of Confidential Information Agreement (as defined in Section 11).
	(f)	No Duty to Mitigate. Executive will not be required to mitigate the amount of any payment contemplated by this Agreement, nor will any earnings that Executive may receive from any other source reduce any such payment.
9.	Definitions.
	(a)	Cause. For purposes of this Agreement, “Cause” is defined as (i) theft, material dishonesty in connection with Executive’s employment, or intentional falsification of any employment or Company records; (ii) intentional and improper disclosure of the Company’s material confidential or proprietary information; (iii) Executive’s conviction (including any plea of guilty or nolo contendere) for any criminal act that materially impairs Executive’s ability to perform his or her duties for the Company; (iv) willful misconduct or breach of fiduciary duty for personal profit by Executive; (v) Executive’s material failure to abide by the Company’s code of conduct or code of ethics policies resulting in demonstrable injury to the Company or its reputation; or (vi) a material breach of this Agreement by Executive which is not cured within thirty (30) days of receipt by Executive of reasonably detailed written notice from the Company.
	(b)	Code. For purposes of this Agreement, “Code” means the Internal Revenue Code of 1986, as amended.
	(c)	Disability. “Disability” will mean that Executive has been unable to engage in any substantial gainful activity by reason of any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than 12 months.
	(d)	Good Reason. For purposes of this Agreement, “Good Reason” is defined as Executive’s resignation within thirty (30) days following the expiration of any Company cure period (discussed below) following the occurrence of one or more of the following, without Executive’s express written consent: (i) a material reduction of Executive’s duties, position or responsibilities, or the removal of Executive from such position and responsibilities, either of which results in a material diminution of Executive’s authority, duties or responsibilities; (ii) a material reduction (with 10% reduction deemed to be material) in Executive’s aggregate target compensation comprised of Base Pay, Target Variable Pay and target value of stock compensation (except, where there is a substantially similar reduction applicable to senior executives generally, provided that such reduction does not exceed 10%); (iii) the Company’s willful breach of any obligations under this Agreement after the Company has received a written demand of performance from Executive which specifically sets forth the factual basis for Executive’s belief that the Company has materially breached and has failed to cure such breach within 15 business days after receiving such notice; or (iv) the appointment of an Executive Chairman or Executive Vice Chairman to lead the Board of the Company. Executive’s resignation will not be deemed to be for Good Reason unless Executive has first provided the Company with written notice of the acts or omissions constituting the grounds for “Good Reason” within ninety (90) days of the initial existence of the grounds for “Good Reason” and a reasonable cure period of not less than thirty (30) days following the date the Company receives such notice, and such condition has not been cured during such period. Executive acknowledges that the change in Executive’s compensation under this Agreement shall not constitute Good Reason.
	(e)	Section 409A Limit. For purposes of this Agreement, “Section 409A Limit” will mean two (2) times the lesser of: (i) Executive’s annualized compensation based upon the annual rate of pay paid to Executive during the Executive’s taxable year preceding the Executive’s taxable year of his or her separation from service as determined under Treasury Regulation Section 1.409A-1(b)(9)(iii)(A)(1) and any Internal Revenue Service guidance issued with respect thereto; or (ii) the maximum amount that may be taken into account under a qualified plan pursuant to Section 401(a)(17) of the Internal Revenue Code for the year in which Executive’s separation from service occurred.
10.	Limitation on Payments. In the event that the severance and other benefits provided for in this Agreement or otherwise payable to Executive (i) constitute “parachute payments” within the meaning of Section 280G of the Code and (ii) but for this Section 10, would be subject to the excise tax imposed by Section 4999 of the Code, then Executive’s severance benefits will be either:
	(a)	delivered in full, or
(b)

delivered as to such lesser extent which would result in no portion of such severance benefits being subject to the excise tax under Section 4999 of the Code, whichever of the foregoing amounts, taking into account the applicable federal, state and local income taxes and the excise tax imposed by Section 4999, results in the receipt by Executive on an after-tax basis, of the greatest amount of severance benefits, notwithstanding that all or some portion of such severance benefits may be taxable under Section 4999 of the Code. If a reduction in the severance and other benefits constituting “parachute payments” is necessary so that no portion of such severance benefits is subject to the excise tax under Section 4999 of the Code, the reduction shall occur in the following order: (1) reduction of the cash severance payments; (2) cancellation of accelerated vesting of equity awards; and (3) reduction of continued employee benefits. In the event that acceleration of vesting of equity award compensation is to be reduced, such acceleration of vesting shall be cancelled in the reverse order of the date of grant of Executive’s equity awards.

A nationally recognized certified professional services firm selected by the Company, the Company’s legal counsel or such other person or entity to which the parties mutually agree (the “Firm”) shall perform the foregoing calculations related to the Excise Tax. The Company shall bear all expenses with respect to the determinations by the Firm required to be made hereunder. For purposes of making the calculations required by this Section the Firm may make reasonable assumptions and approximations concerning applicable taxes and may rely on reasonable, good faith interpretations concerning the application of Code Sections 280G and 4999. The Company and Executive will furnish to the Firm such information and documents as the Firm may reasonably request in order to make a determination under this Section. The Firm engaged to make the determinations hereunder shall provide its calculations, together with detailed supporting documentation, to the Company and Executive within 15 calendar days after the date on which Executive’s right to the severance benefits or other payments is triggered (if requested at that time by the Company or Executive) or such other time as requested by the Company or Executive. Any good faith determinations of the Firm made hereunder shall be final, binding, and conclusive upon the Company and Executive.

11.	Confidential Information. Executive agrees to continue to comply with the Company’s standard Confidential Information and Invention Assignment Agreement (the “Confidential Information Agreement”) entered into by Executive upon commencing employment with the Company.
12.	Non-Solicitation. Until the date 1 year after the termination of Executive’s employment with the Company for any reason, Executive agrees not, either directly or indirectly, to solicit any employee of the Company (or any parent or subsidiary of the Company) to leave his or her employment either for Executive or for any other entity or person.
13.	Assignment. This Agreement will be binding upon and inure to the benefit of (a) the heirs, executors and legal representatives of Executive upon Executive’s death and (b) any successor of the Company. Any such successor of the Company will be deemed substituted for the Company under the terms of this Agreement for all purposes. For this purpose, “successor” means any person, firm, corporation or other business entity which at any time, whether by purchase, merger or otherwise, directly or indirectly acquires all or substantially all of the assets or business of the Company. None of the rights of Executive to receive any form of compensation payable pursuant to this Agreement may be assigned or transferred except by will or the laws of descent and distribution. Any other attempted assignment, transfer, conveyance or other disposition of Executive’s right to compensation or other benefits will be null and void.
14.

Notices. All notices, requests, demands and other communications called for hereunder will be in writing and will be deemed given (i) on the date of delivery if delivered personally, (ii) one day after being sent by a well established commercial overnight service, or (iii) four days after being mailed by registered or certified mail, return receipt requested, prepaid and addressed to the parties or their successors at the following addresses, or at such other addresses as the parties may later designate in writing:

If to the Company:

Infosys Limited

Attn: Board of Directors
Electronics City Hosur Rd
Bangalore Karnataka India
Bangalore 560 100

If to Executive:

at the last residential address known by the Company.

15.	Severability. In the event that any provision hereof becomes or is declared by a court of competent jurisdiction to be illegal, unenforceable or void, this Agreement will continue in full force and effect without said provision.
16.	Arbitration. Executive agrees that any and all controversies, claims, or disputes with anyone (including the Company and any employee, officer, director, stockholder or benefit plan of the Company in their capacity as such or otherwise) arising out of, relating to, or resulting from Executive’s service to the Company, shall be subject to arbitration in accordance with the Infosys Limited Arbitration Agreement, dated June 15, 2014 and previously executed by Executive (the “Arbitration Agreement”).
17.	Integration. This Agreement, together with the Confidential Information Agreement, the Arbitration Agreement, the 2011 RSU Plan (or any successor thereto or replacement thereof) and any agreement evidencing an equity award granted to Executive, represents the entire agreement and understanding between the parties as to the subject matter herein and supersedes all prior or contemporaneous agreements whether written or oral (including the Original Agreement). This Agreement may be modified only by agreement of the Parties by a written instrument executed by the parties that is designated as an amendment to this Agreement.
18.	Waiver of Breach. The waiver of a breach of any term or provision of this Agreement, which must be in writing, will not operate as or be construed to be a waiver of any other previous or subsequent breach of this Agreement.
19.	Headings. All captions and section headings used in this Agreement are for convenient reference only and do not form a part of this Agreement.
20.	Tax Withholding. All payments made pursuant to this Agreement will be subject to withholding of applicable taxes.
21.	Governing Law. This Agreement will be governed by the laws of the State of California (with the exception of its conflict of laws provisions).
22.	Acknowledgment. Executive acknowledges that he has had the opportunity to discuss this matter with and obtain advice from his private attorney, has had sufficient time to, and has carefully read and fully understands all the provisions of this Agreement, and is knowingly and voluntarily entering into this Agreement.
23.	Counterparts. This Agreement may be executed in counterparts, and each counterpart will have the same force and effect as an original and will constitute an effective, binding agreement on the part of each of the undersigned.

IN WITNESS WHEREOF, each of the parties has executed this Agreement, in the case of the Company by their duly authorized officers, as of the day and year first above written.

COMPANY: INFOSYS LIMITED By: _______________________________ Title: ______________________________	Date: ____________________, 20____
EXECUTIVE: ___________________________ VISHAL SIKKA	Date: ____________________, 20____